Mail Stop 3561

August 17, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Stephen D. Young
Chief Financial Officer
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331

      Re: Franklin Covey Co.
               Form 10-K for the year ended August 31, 2005
               Filed November 29, 2005
               File No. 001-11107

Dear Mr. Young:

      We have reviewed your response letter dated August 8, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended August 31, 2005

<u>Notes to the Financial Statements</u>
<u>Note 11. Management Common Stock Loan Program</u>

1. Although you adopted the stock option accounting model, we note you continue to believe that the loan shares should remain outstanding (rather than recorded as treasury stock) and in Basic EPS, as the shares of common stock and its characteristics did not change after the 2004 modification. However, the example cited in Issue 50 of EITF 00-23 and the guidance in paragraph 7 of SFAS 123 provide for shares of stock that was issued (not a stock option) where the employee apparently maintained control of the shares with all its characteristics. As the modification of the loan terms provided for a non-recourse accounting model and the loan participants are allowed to surrender all their shares to partially (or fully) repay their obligation, it appears that recognition of these shares as outstanding in Basic EPS (rather than as a repurchase of treasury stock for the shares previously owned) with no further enforceable right to receive cash for the value of those shares surrendered is inconsistent with adopting a stock option (or non-recourse) accounting model. Although the loan participant remained obligated to repay the balance of their note in excess of the fair value of its shares that may be insufficient to repay their loan in full, it appears this should not change the stock option (or non-recourse) accounting model treatment of excluding shares from Basic EPS until cash is received as consideration for the shares. Please provide us further consideration on this matter or revise accordingly.

    In addition, please provide us a copy of the initial notes issued to management loan participants and copies of the notes as modified in May 2004 and in the third quarter of fiscal 2006. Also, please respond to the following:
    - Please tell us the number of common shares outstanding as of August 31, 2005 and 2004 that were purchased under the management loan program.
    - Provide us with the impact on EPS for fiscal 2005, 2004 and the first three quarters of fiscal 2006 had the management loan shares been excluded from basic EPS calculations.
    - Please inform us if anyone has voted the shares of stock issued under the management loan program on any action or event that has required a vote since the modifications were made to the program in May 2004.
    - Please advise us if there have been any situations where the market value of your common stock has equaled the principal and accrued interest on any of the loans, and if so, please tell us if you have enforced your right to require, and have obtained, payment of the loan.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant